September 28, 2023

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comment to Post-Effective Amendment No. 37 to Registration Statement on Form N-1A Filed July 31, 2023 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Mr. Jeffrey Foor of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on September 21, 2023, regarding Post-Effective Amendment No. 37 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment was filed for the purpose of: (1) making material changes to the investment strategy of the Horizon Active Dividend Fund; and (2) making changes to the names of the Horizon Active Dividend Fund (changing to the “Horizon Equity Premium Income Fund”), Horizon U.S. Defensive Equity Fund (changing to the “Horizon Multi-Factor US Equity Fund”), Horizon ESG & Defensive Core Fund (changing to the “Horizon Defensive Core Fund”), and Horizon U.S. Defensive Small/Mid Cap Fund (changing to the “Horizon Multi-Factor Small/Mid Cap Fund”) (collectively, the Horizon Equity Premium Income Fund, the Horizon Multi-Factor US Equity Fund, the Horizon Defensive Core Fund, and the Horizon Multi-Factor Small/Mid Cap Fund are referred to as the “Funds”).

The following are the Staff’s comments to the Registration Statement and the Trust’s response to each:

Horizon Equity Premium Income Fund

1.	Please confirm the extent to which any derivatives instruments will be included within the 80% Names Rule test and, if included, confirm whether such instruments will be valued on a “mark to market” basis.

RESPONSE: The Trust confirms that derivatives instruments related to equity securities will be included within the Horizon Equity Premium Income Fund’s 80% Names Rule test and that the present intention (which is subject to future compliance obligations with respect to amended Rule 35d-1) is that such derivatives instruments will be valued for those purposes at their market values.

2.	We note the disclosure in the Horizon Equity Premium Income Fund’s principal investment strategy states “In addition to the sale of call options [on broad based securities indices] discussed above, the Equity Premium Income Fund may also buy or write put and call options for investment purposes, to hedge other investments, or to generate additional option premiums for the Fund.” Please revise the disclosure to clarify whether the fund intends to buy or write put and call options on single stocks, indices or both. Please disclose, if true, that the Fund may sell naked call options and, if so, to what extent.

RESPONSE: The Trust will revise the referenced disclosure (as shown below, with added language emphasized) in the 485B filing (the “Amended Registration Statement”) to clarify that the Equity Premium Income Fund may buy and write put and call options on single stocks and securities indices and to add disclosure of the potential for investment in naked call options. With respect to the expected extent of such investments, the Trust respectfully notes the following existing disclosure (which, pursuant to Comment #3 below, will now be underlined), which appears at the end of the second to last paragraph in the principal investment strategy: “There is no limit on the number or size of the options transactions in which the Equity Premium Income Fund may engage.”

In addition to the sale of call options discussed above, the Equity Premium Income Fund may also buy or write put and call options on individual securities (including ETFs) or securities indices for investment purposes, to hedge other investments, or to generate additional option premiums for the Fund. The Equity Premium Income Fund’s options investments may involve “covered” positions where the Fund may write a call option on an underlying position to generate income. The Equity Premium Income may involve a “collateralized” strategy more generally, where the Fund may write put options on a security whose value is collateralized by cash (“cash-secured puts”) or otherwise collateralized by the Fund’s securities. The Equity Premium Income Fund may also write options on individual securities that it does not hold in its portfolio (i.e., “naked” options), which have the potential for unlimited loss.

3.	We note the disclosure in the Horizon Equity Premium Income Fund’s principal investment strategy which states: “There is no limit on the number or size of the options transactions in which the Equity Premium Income Fund may engage.” Please bold or otherwise highlight this statement. To the extent not already included, please add disclosure of the fact that the potential loss when writing uncovered call options is unlimited.

RESPONSE: The Trust will underline the referenced statement in the Amended Registration Statement. Please see the response to Comment #2 for additional disclosure that will be added to the principal investment strategy related to uncovered calls in the Amended Registration Statement. The Trust also respectfully notes the following existing disclosure in the Options risk factor in the Principal Risks: “To the extent the Equity Premium Income Fund writes options on individual securities that it does not hold in its portfolio (i.e., “naked” options), it is subject to the risk that a liquid market for the underlying security may not exist at the time an option is exercised or when the Equity Premium Income Fund otherwise seeks to close out an option position. Naked call options, in particular, have speculative characteristics and the potential for unlimited loss.”

Other Funds

4.	Please confirm that the contractual fee waiver for each of the Funds will terminate at least 1 year after the effective date of the registration statement and revise the footnote the fee table for the Funds as applicable.

RESPONSE: The Trust confirms that the fee waiver for each of the Funds will terminate at least one year after the effective date of the registration statement and confirms that it will revise the footnote to the fee table for each of the Funds to reflect the same in the Amended Registration Statement.

5.	We note the disclosure in the Horizon Multi-Factor US Equity Fund’s principal investment strategy which states: “There is no limit on the number or size of the options transactions in which the Horizon Multi-Factor US Equity Fund may engage.” Please bold or otherwise highlight this statement.

RESPONSE: The Trust will underline the referenced statement in the Horizon Multi-Factor U.S. Equity Fund’s principal investment strategy in the Amended Registration Statement.

6.	With respect to the Horizon Multi-Factor Small/Mid Cap Fund, please disclose, if true, that the Fund may sell naked call options and, if so, to what extent.

RESPONSE: The Trust does not expect that the Horizon Multi-Factor Small/Mid Cap Fund will engage in the sale of naked call options as a part of its principal investment strategy and therefore respectfully declines to add related disclosure.

We also wish to note that, as indicated in the cover letter to the July Amendment filing, the Trust’s intent is to change the name of the Horizon U.S. Defensive Equity Fund to the “Horizon Multi-Factor U.S. Equity Fund.” However, while preparing our final filing consistent with the changes noted above, we realized we inadvertently omitted the “U.S.” from the Fund’s name throughout the filing. We will be correcting this in the final filing.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner